Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

BEAU YANOSHIK
202.739.5676
BYANOSHIK@MORGANLEWIS.COM

VIA EDGAR

March 12, 2012

Dominic Minore, Esq.
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549



Re: The Advisors' Inner Circle Fund (File Nos. 033-42484 and 811-06400) (the "Registrant"); Post-Effective Amendment No. 172 to the Registrant's Registration Statement On Form N-1A ("Amendment No. 172")
       -------------------------------------------------------------------------

Dear Mr. Minore:

This letter responds to comments on Amendment No. 172, which you provided in a telephonic discussion with Erica Zong and me on Friday, February 17, 2012. Amendment No. 172 was filed with the Securities and Exchange Commission (the "Commission") on December 30, 2011 pursuant to Rule 485(a) under the Securities Act of 1933 (the "1933 Act") for the purpose of making material changes to the Registration Statement in relation to the Acadian Emerging Markets Debt Fund and AlphaOne U.S. Equity Long Short Fund.

Summaries of the Staff's comments and our responses thereto on behalf of the Registrant are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 172.

ACADIAN EMERGING MARKETS DEBT FUND

PROSPECTUS

1. COMMENT: Please confirm the Fund's expense limitation agreement will be filed on EDGAR.

         RESPONSE: The Fund's expense limitation agreement will be filed on EDGAR in a subsequent filing.



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Dominic Minore, Esq.
March 12, 2012
Page 2

2. COMMENT: In the "Principal Investment Strategy" section, with respect to the discussion of credit linked notes:

         a. With respect to the disclosure below, please disclose that, to the extent credit linked notes are used to satisfy the Fund's Rule 35d-1 80% test, such credit linked notes are the "economic equivalent of debt securities of emerging market issuers. "

                           As an alternative to investing directly in particular debt securities for purposes of the 80% test, the Fund may invest in credit linked notes whose value is linked to debt securities of emerging market issuers.

                  RESPONSE: Consistent with footnote 13 to the Adopting Release for Rule 35d-1, the disclosure has been revised to read as follows:

                           As an alternative to investing directly in particular debt securities for purposes of the 80% test, the Fund may invest in credit linked notes that have economic characteristics that are similar to and whose value is linked to debt securities of emerging market issuers.

         b. Please disclose, in plain English, what a credit linked note is and note that there is a positive correlation between a credit linked note and a debt security.

                  RESPONSE: The requested disclosure has not been added. We note that the following is currently included in the sixteenth paragraph of the "Principal Risks" section:

                           A credit linked note is a type of structured note whose value is linked to an underlying reference asset. Credit linked notes typically provide periodic payments of interest as well as payment of principal upon maturity, the value of which is tied to the underlying reference asset.

3. COMMENT: In the "Principal Investment Strategy" section, please disclose the maximum percentage of Fund assets that may be invested in derivatives or state that there is no limit. To the extent derivative instruments are used to satisfy the Fund's Rule 35d-1 80% test, disclose that such instruments are the "economic equivalent of debt securities of emerging market issuers."


         RESPONSE: The first sentence of the fourth paragraph of the "Principal Investment Strategy" section has been revised to read as follows:

                           The Fund may also invest without limit in derivatives, such as options, futures and options on futures (including those related to securities, foreign currencies and indexes), forward contracts and swaps (including credit default swaps).

         In addition, the Adviser has confirmed that the credit linked notes the Fund may use to satisfy its Rule 35d-1 80% test have economic characteristics that are similar to debt securities of emerging market issuers. Please see Comment 2 above.




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Dominic Minore, Esq.
March 12, 2012
Page 3

4. COMMENT: Please add a discussion of the risks associated with loan participations to the "Principal Risks" section.

         RESPONSE: The following has been added as the twelfth paragraph of the "Principal Risks" section:

                           Loan participations are interests in loans to corporations or governments that are administered by the lending bank or agent for a syndicate of lending banks and then sold by the lending bank, financial institution or syndicate member ("intermediary bank"). In a loan participation, the borrower will be deemed to be the issuer of the participation interest, except to the extent that the Fund derives its rights from the intermediary bank. Because the intermediary bank does not guarantee a loan participation in any way, a loan participation is subject to the credit risks generally associated with the underlying borrower. In addition, in the event the underlying borrower fails to pay principal and interest when due, a Fund may be subject to delays, expenses and risks that are greater than those that would have been involved if the Fund had purchased a direct obligation of such borrower. Under the terms of a loan participation, the Fund may be regarded as a creditor of the intermediary bank (rather than of the underlying borrower). Therefore, the Fund may also be subject to the risk that the intermediary bank may become insolvent.

5. COMMENT: Please re-title the "Historical Performance Data of the Adviser" section "Adviser's Prior Performance. "

         RESPONSE: The requested change has been made.

6. COMMENT: In the "Historical Performance Data of the Adviser" section, please revise the first sentence to read as follows:

                  The following tables give the historical performance of all actual, fee- paying and non-fee-paying separate accounts, referred to as a "Composite," managed by the Adviser that have investment objectives, policies, and strategies substantially similar to those of the Emerging Markets Debt Fund.

         RESPONSE: The requested change has been made.

7. COMMENT: Please confirm if the Adviser manages any other registered investment company with substantially similar investment objectives, policies and strategies as the Fund. If the Adviser does, such registered investment company should be included in the Composite.

         RESPONSE: The Adviser has confirmed that it does not manage any other registered investment company with substantially similar investment objectives, policies and strategies as the Fund.



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Dominic Minore, Esq.
March 12, 2012
Page 4

8. COMMENT: In the "Historical Performance Data of the Adviser" section, please delete the third sentence (copied below) as it appears to repeat what is said in the first sentence.

                  The data illustrates the past performance of the Adviser in managing substantially similar accounts.

         RESPONSE: The sentence has been deleted as requested.

9. COMMENT: In the "Historical Performance Data of the Adviser" section, please revise the second paragraph to read as follows:

                  The Composite's performance was not calculated in the manner required by the SEC for registered mutual funds such as the Emerging Markets Debt Fund.

         RESPONSE: We respectfully decline to make the requested change. We believe the current disclosure is plain English and appropriately states that the manner in which the performance was calculated for the Composite differs from that of registered mutual funds.

10. COMMENT: In the "Historical Performance Data of the Adviser" section, please disclose that the "Composite Return Net-of-Fees" is "net of all fees, expenses and, to the extent applicable, any sales loads or placement fees. "

         RESPONSE: The Adviser has confirmed that none of the portfolios included in the Composite are subject to a sales load or placement fee. The following has been added as the last sentence of the third paragraph of the "Historical Performance Data of the Adviser" section:

                  "Net-of-fees" performance is net of Adviser management fees and trading costs.

11. COMMENT: In the "Historical Performance Data of the Adviser" section, please re-title the "The Adviser's Emerging Markets Local Debt -- Composite Performance" heading "The Adviser's Composite Performance. "

         RESPONSE: We respectfully decline to make the requested change.

12. COMMENT: In the "Historical Performance Data of the Adviser" section, please add information regarding the Composite's one-year and since inception average annual total returns.

         RESPONSE: The requested information has not been disclosed. The Composite is not a mutual fund, which is required to show average annual total return. The relevant no- action letters on related party performance do not require such a presentation and, further, such a presentation is not required by the GIPS Standards. Moreover, we do not believe the presentation is misleading without a presentation of average annual total return.



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Dominic Minore, Esq.
March 12, 2012
Page 5

13. COMMENT: In the "Historical Performance Data of the Adviser" section, please (i) update the 2011 information to include the full calendar year and (ii) note that the 2007 information is not for a full calendar year.

         RESPONSE: The 2011 row in the table has been updated to include information for the full calendar year. In addition, the footnote to the table has been revised to read as follows:

                  Performance Inception: September 1, 2007. This composite was created on October 1, 2007. Performance information for 2007 is for the period September 1, 2007 to December 31, 2007. All figures stated in USD.

14. COMMENT: In the "Historical Performance Data of the Adviser" section, please consider removing the Dispersion column from the Composite as that column is marked as not applicable for each year.

         RESPONSE: The requested changes have not been made because dispersion disclosure is required by the GIPS Standards.

15. COMMENT: In the "Historical Performance Data of the Adviser" section, please explain in plain English what is meant by "Three-Year ex-Post Standard Deviation of Absolute Returns. "

         RESPONSE: The following has been added as the second to last sentence in the third paragraph below the Composite performance table:

                  The 'Three Year ex-Post Standard Deviation' is a measure of volatility based on monthly returns.

16. COMMENT: In the "Historical Performance Data of the Adviser" section, please revise the first sentence of the fifth paragraph to read as follows:

                  Acadian Asset Management claims compliance with the Global Investment Performance Standards (GIPS(R)) and has prepared and presented this Composite presentation in compliance with the GIPS standards.

         RESPONSE: The requested change has been made.

17. COMMENT: Please explain why Acadian Asset Management has been verified for the periods January 1, 1994 through June 30, 2010, beginning before the Composite's creation date and ending prior to the Composite's end date.

         RESPONSE: The Adviser's composites and performance returns are subject to verification by a third-party verification firm. A firm-wide verification was performed going back to January 1, 1994 (the beginning date referenced above). Currently, the third-party verification firm performs a verification review once a quarter and issues updated verification reports upon completion of each review. At the present time, the Adviser has been independently verified for the periods January 1, 1994 through March 31, 2011. The second sentence in the first paragraph below the Composite performance table has been revised to read as follows:



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Dominic Minore, Esq.
March 12, 2012
Page 6



                  Acadian Asset Management has been independently verified for the periods January 1, 1994 through March 31, 2011.

18. COMMENT: In the "Historical Performance Data of the Adviser" section, with respect to the sentence below, please add disclosure to the first paragraph below the Composite performance table stating (i) if the information available upon request is free of charge and (ii) how to request this information.

                  A copy of the verification report is available upon request.

         RESPONSE: The third sentence in the first paragraph below the Composite performance table has been revised to read as follows:

                  A copy of the verification report is available, free of charge, upon request by emailing pag@acadian-asset. com.

19. COMMENT: In the "Historical Performance Data of the Adviser" section, with respect to the sentence below, please confirm (i) if Acadian Asset Management owns any other affiliates in addition to Acadian Asset Management Singapore Pte Ltd and Acadian Asset Management (UK) Limited and, if so, why the other affiliates are not included, and (ii) why it is appropriate to include the performance of the subsidiaries in the Composite.

                  Acadian Asset Management is defined to include assets managed by Acadian Asset Management LLC, an investment adviser registered with and regulated by the United States Securities and Exchange Commission, as well as assets managed by its two wholly-owned affiliates, Acadian Asset Management Singapore Pte Ltd, authorized by the Monetary Authority of Singapore, and Acadian Asset Management (UK) Limited, authorized and regulated by the Financial Services Authority of the United Kingdom.

         RESPONSE: The Adviser has confirmed there are no other affiliates to disclose. GIPS Standards mandate that the firm's definition be included in the GIPS Composite Disclosure pages. This definition is used ubiquitously and was created in cooperation with the third-party verification firm and the Adviser's Compliance and Performance departments. All performance represented in the GIPS Composite Disclosures is generated at Acadian Asset Management LLC, and this office houses all accounting and performance information. As such, the subsidiaries must be included in the GIPS definition of the firm.

STATEMENT OF ADDITIONAL INFORMATION

1. COMMENT: Please remove the sentence below from the description of concentration following the Fund's fundamental and non-fundamental policies. Note that for concentration purposes: (i) each foreign government is viewed as an industry for



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Dominic Minore, Esq.
March 12, 2012
Page 7

         concentration purposes and (ii) supranational entities are considered collectively as one industry.

                  In addition, securities issued or guaranteed by foreign governments or their agencies and instrumentalities, or by foreign supranational entities are not considered to be the securities of issuers in a single industry.

         RESPONSE: The requested change has been made.

ALPHAONE U. S.  EQUITY LONG SHORT FUND

PROSPECTUS

1. COMMENT: In the "Principal Investment Strategies" section, please explain in plain English what is meant by "gross equity market exposure" and "net equity market exposure" in the following disclosure:

                  The Fund's maximum gross equity market exposure (long market value + short market value) is 200%. The Fund may reinvest the proceeds of its short sales by taking additional long positions, thus allowing the Fund to maintain long positions in excess of 100% of its net assets. The Fund's expected net equity market exposure (long market value -- short market value) is variable within a targeted range of -10% to +30%.

         RESPONSE: We respectfully decline to revise the disclosure as we believe the disclosure is plain English.

2. COMMENT: In the "Principal Investment Strategies" section, please disclose that, with respect to the disclosure below, in order for a foreign company to be considered a U. S. company for purposes of the Fund's Rule 35d-1 80% test, the company's principal trading market must be in the United States.

                  For purposes of the Fund's 80% investment policy in U. S. equity securities, the Adviser considers (i) a U. S. company to be a company whose securities are listed on a U. S. exchange or available on the U. S. over-the-counter (OTC) market, including foreign companies whose securities trade in the United States through ADRs; and (ii) equity securities to include financial instruments with economic characteristics that are driven by the performance of an equity security, including listed options.

         RESPONSE: The disclosure has been revised to read as follows:

                  For purposes of the Fund's 80% investment policy in U. S. equity securities, the Adviser considers (i) a U. S. company to be a company (a) that has been organized under the laws of, or has a principal place of business in, the United States,
                  (b) that derives at least 50% of its revenues



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Dominic Minore, Esq.
March 12, 2012
Page 8

                  or profits from goods produced or sold, investments made, or services performed in the United States, or (c) whose principal trading market for its securities is in the United States; and (ii) equity securities to include financial instruments with economic characteristics that are driven by the performance of an equity security, including listed options. In addition, the Fund may invest up to 20% of its assets in securities of foreign companies, including direct investments and through ADRs.

3. COMMENT: In the "Principal Investment Strategies" section, please explain how investing in leveraged ETFs, inverse ETFs and leveraged inverse ETFs is consistent with the Fund's objective of long-term capital appreciation.

         RESPONSE: The last sentence of the second paragraph has been revised to read as follows:

                  To hedge the Fund's exposure to certain sectors, the Fund may invest in ETFs designed to provide investment results that match a positive or negative multiple of the performance of an underlying index.

4. COMMENT: Please clarify in both the "Principal Investment Strategies" section and the "Principal Risks" section that the Fund may invest in derivatives for speculative purposes.

         RESPONSE: The first sentence of the ninth paragraph of the "Principal Investment Strategies" section has been revised to read as follows:

                  Listed options are employed strategically to pursue certain asymmetric risk/reward returns (also known as speculation) and to hedge other exposures in the portfolio.

         In addition, the following sentence has been added as the sixth sentence of the first paragraph of the "Principal Risks" section:

                  When used for speculation purposes, derivative instruments are subject to the risk that the underlying asset may not perform as expected.

5. COMMENT: To the extent the Fund's investments in ETFs are used to satisfy the Fund's Rule 35d-1 80% test, please state in the "Principal Investment Strategies" section that such ETFs have the same 80% test as the Fund.

         RESPONSE: The Adviser has confirmed that the Fund's investments in ETFs will not be used to satisfy the Fund's Rule 35d-1 80% test.

6. COMMENT: Please include a "Foreign Company Risk" discussion in the "Principal Risks" section. Also, please confirm if "Emerging Market Securities Risk" disclosure is also appropriate and, if so, please include.

         RESPONSE: Both "Foreign Company Risk" and "Emerging Market Securities Risk" discussions have been added to the "Principal Risks" section.



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Dominic Minore, Esq.
March 12, 2012
Page 9

7. COMMENT: In the "Leveraged ETF Risk" discussion in the "Principal Risks" section, please disclose that such investments may cause high volatility to the Fund's NAV.

         RESPONSE: The fourth sentence of the "Leveraged ETF Risk" discussion in the "Principal Risks" section has been revised to read as follows:

                  Leveraged ETFs contain all of the risks that non-leveraged ETFs present. Additionally, to the extent the Fund invests in ETFs that achieve leveraged exposure to their underlying indexes through the use of derivative instruments, the Fund will indirectly be subject to leveraging risk. The more these ETFs invest in derivative instruments that give rise to leverage, the more this leverage will magnify any losses on those investments. Leverage will cause the value of an ETF's shares and, to the extent the Fund invests in such ETFs, the Fund's shares, to be more volatile than if the ETF did not use leverage. This is because leverage tends to exaggerate the effect of any increase or decrease in the value of an ETF's portfolio securities or other investments.

8. COMMENT: In the "Leveraged Inverse ETF Risk" discussion in the "Principal Risks" section, please revise the last sentence to read as follows:

                  These investment vehicles are extremely volatile and can expose the Fund to theoretically unlimited losses.

         RESPONSE: The requested change has been made.

                                ***************

The Registrant acknowledges the Commission press release, dated June 24, 2004 ("Press Release"), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned at 202.739.5676 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
-----------------
Beau Yanoshik

cc: Christopher D. Menconi, Esq.
    Dianne M. Sulzbach, Esq.